Room 4561

April 7, 2006

Mr. Michael J. Gasser
Chief Executive Officer
Greif, Inc.
425 Winter Road
Delaware, OH 43015

> **Re:** **Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed January 12, 2006**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2006**
> **Filed March 10, 2006**
> **File No. 001-00566**

Dear Mr. Gasser:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Note 3 - Sale of European Accounts Receivable, page 42

1.   We note your disclosure regarding the sale of certain European accounts receivable. Please address the following:

-    Tell us whether any servicing assets or liabilities have been recognized in connection with this transaction and where they are classified on your balance

> sheet. Also tell us how you considered the disclosure requirements of
> paragraph 17 of SFAS 140.
> - Tell us how you considered the guidance in paragraph 9 of SFAS 140 in
>   determining that sale treatment is appropriate.
> - We note your disclosure on page 47 that "the long-term debt outstanding at
>   October 31, 2004 consisted primarily of debt related to the arrangement of one
>   of the Company's European subsidiaries to sell certain accounts receivable."
>   Describe the nature of the debt and how it relates to the sale transaction.

Note 4 – Goodwill and Other Intangible Assets, page 42

2.   We note your disclosure regarding the adjustments to goodwill during fiscal 2004
        and 2005 as well as during the fiscal quarter ended January 31, 2006. We
        specifically note that the adjustments appear to relate to an acquisition which
        closed several years ago. Describe more fully the nature of the adjustments and
        tell us why you believe it appropriate to continue to adjust goodwill recorded in
        connection with a 2001 acquisition (i.e. outside of the one year allocation period).
        We refer you to paragraphs 40, 41 and B183 of SFAS 141.

Item 9A. Controls and Procedures

3.   We note your disclosure that "the Chief Executive Officer and Chief Financial
        Officer concluded that, as of the end of the period covered by this report, the
        Company's disclosure controls and procedures were effective in timely making
        known to them material information required to be included in the Company's
        periodic filings with the Securities and Exchange Commission." Confirm, if true,
        that as of October 31, 2005 and January 31, 2006 your officers concluded that
        your disclosure controls are also effective to give reasonable assurance that the
        information required to be disclosed by the Company in reports that it files under
        the Exchange Act is recorded, processed, summarized and reported within the
        time periods specified in the rules and forms of the SEC. Also confirm, if true,
        that as of October 31, 2005 and January 31, 2006 your officers concluded that
        your disclosure controls and procedures are also effective to ensure that
        information required to be disclosed in the reports that you file or submit under
        the Exchange Act is accumulated and communicated to your management,
        including your chief executive officer and chief financial officer, to allow timely
        decisions regarding required disclosure. Tell us what consideration you gave to
        disclosing this information under Item 9A of your Form 10-K and Item 4 of your
        form 10-Q. We refer you to Exchange Act Rule 13a-15(e).

Item 13. Certain Relationships and Related Transactions, page 71

4.   We note your disclosure (incorporated by reference from the 2006 Proxy
        Statement) that during fiscal 2005 you retained the law firm of Baker & Hostetler

LLP to perform certain legal services on your behalf and that Daniel J. Gunsett, a partner in that firm, is also a director of the Company and a member of the Compensation, Executive, Nominating and Corporate Governance, Stock Option and Stock Repurchase Committees. Tell us whether fees incurred under this arrangement were material in 2005 and what consideration you gave to disclosing this information in your financial statements. We refer you to SFAS 57 and Rule 4-08 (k) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation Expense, page 6

5.   We note that you adopted SFAS 123(R) during the quarter ended January 31, 2006. Tell us what consideration was given to the disclosure requirements of SAB No. 107, Section H, Question 1. Revise your filing as necessary if you determine that you have not provided the required disclosures of this bulletin, which includes all disclosures required by paragraphs 64-65, 84, and A240-242 of Statement 123(R). Further, explain your method of expensing options granted prior to October 31, 2005 using the "accelerated multiple-option approach" and how this approach complies with authoritative guidance.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Thomas Ferraro, Senior Staff Accountant at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief